September 18, 2007
Via EDGAR and Overnight mail
Mr. John W. Madison
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Teton Energy Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed September 5, 2007
File No. 333-145164
Dear Mr. Madison:
     We are counsel to Teton Energy Corporation (the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated September 14, 2007, relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.
General
1.	We note your response to our previous comment 4. It appears that you did not include the requested information for the warrants issued in connection with the convertible notes. Please provide us, with a view toward disclosure in the prospectus, with revised tabular disclosure that includes such warrants. Further, please explain how the selling shareholders listed in the table in Exhibit B to your response letter will receive a discount to the market price as of the date of sale when the warrants appear to be exercisable at a premium.

The requested revised tabular disclosure is attached hereto as Exhibit B (Revised). Please note that the selling shareholders listed in the table in Exhibit B will not receive a discount to the market price as of the date of sale of such securities. All securities issued in the offerings on May 17, 2007 and July 25, 2007 were issued at conversion prices that were, on the date of sale, and remain, at a premium to the market. Please note that we have amended the last column of the table in Exhibit B by putting all the numbers in brackets, to reflect that they are negative amounts.

We have also revised Exhibit C to our response letter accordingly, and are attaching it hereto as Exhibit C (Revised).

Securities and Exchange Commission
September 18, 2007

2.	You state in response to prior comment 6 that there were no prior transactions between the issuer and the selling stockholders. Please tell us supplementally how the selling stockholders obtained the securities disclosed in response to prior comment 4. In addition, tell us the material terms of the securities disclosed in response to prior comment 4 and the transaction whereby the securities were sold.

The selling stockholders obtained the securities disclosed in response to the Staff’s prior comment 4 in a transaction between the Company and the selling stockholders that occurred on July 25, 2007 (the “July 25 Offering”), which is a date subsequent to the date of the transaction in which they acquired the convertible notes and warrants that were a part of the May 17, 2007 offering. In the July 25 Offering, the Company sold directly to selected investors a total of 964,060 shares of the Company’s common stock, for a purchase price of $5.05 per share, at a time when the Company’s common stock was trading at $4.50 per share. Investors who purchased shares of common stock also received warrants to purchase an aggregate of 337,421 shares of the Company’s common stock at an exercise price of $6.06 per share for every share of common stock, with a term of five years, and accordingly is exercisable on or after July 25, 2007 and on or before July 25, 2012. The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. Commonwealth Associates, L.P. and Ferris, Baker Watts, Incorporated acted as co-placement agents in the July 25 Offering.

Of the selling stockholders listed in Exhibit B to our response letter, (i) Shea Diversified Investments, Inc. purchased 198,020 shares of common stock and received warrants to purchase 69,307 shares of the Company’s common stock in the July 25 Offering; and (ii) Commonwealth Associates, L.P. received warrants to purchase an aggregate of 38,563 shares of the Company’s common stock as partial placement agent compensation in connection with the July 25 Offering, which warrants were issued as follows:

Commonwealth Associates, L.P. — warrants for 19,088 shares
Bonnie Giusto — warrants for 193 shares
Robert A. O’Sullivan — warrants for 14,982 shares
Joseph Pallotta — warrants for 2,950 shares
Michael S. Falk — warrants for 1,350 shares

Information relating to the number of shares of common stock and warrants to purchase common stock obtained by the selling stockholders in connection with the July 25 Offering was disclosed in the Selling Stockholders section of Amendment No. 1 to the Registration Statement.

3.	We note your response to our previous comment 11 and re-issue said comment. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder. We direct your attention to Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the

Securities and Exchange Commission
September 18, 2007

Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

Pursuant to your request, the Selling Stockholders section of the Registration Statement has been amended to indicate the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that selling stockholder.
     We trust that the foregoing is responsive to the Staff’s comments.

Very truly yours,
/s/ David Danovitch

David Danovitch

cc: Karl F. Arleth

EXHIBIT B (REVISED)
Table of Possible Profit to be Realized by Selling Stockholders or Affiliates of Selling
Stockholders as a Result of any Conversion Discounts for Securities Underlying any such other
Warrants, Options, Notes or Other Securities of the Issuer (the “Other Securities”)

		Market price
		per share
		of
		underlying	Conversion/	Total possible		Total possible shares to	Total possible
		securities	exercise price per	shares		be received and	discount to market
		on date of sale	share	to be received	Combined	combined conversion	price as of the
	Date of sale of	of	as of date of sale	under the	market price of	price of total number of	date of
	Other	Other	of the Other	particular	total number of	shares underlying the	sale of the
Name	Securities	Securities	Securities	securities	underlying shares	Other Securities	Other Securities
Shea Diversified	May 17, 2007	$4.80	$5.00	400,000	$1,920,000.00	$2,000,000.00	($80,000.00)
Investments, Inc.	July 25, 2007	$4.50	$6.06	69,307	$311,881.50	$420,000.42	($108,118.92)
Commonwealth	May 17, 2007	$4.80	$5.00	187,290	$898,992.00	$936,450.00	($37,458.00)
Associates, LP	July 25, 2007	$4.50	$6.06	19,088	$85,896.00	$115,673.28	($29,777.28)
Bonnie Giusto	May 17, 2007	$4.80	$5.00	1,710	$8,208.00	$8,550.00	($342.00)
	July 25, 2007	$4.50	$6.06	193	$868.50	$1,169.58	($301.08)
Robert A. O’Sullivan	May 17, 2007	$4.80	$5.00	129,276	$620,524.80	$646,380.00	($25,855.20)
	July 25, 2007	$4.50	$6.06	14,982	$67,419.00	$90,790.92	($23,371.92)
Joseph Pallotta	May 17, 2007	$4.80	$5.00	26,163	$125,582.40	$130,815.00	($5,232.60)
	July 25, 2007	$4.50	$6.06	2,950	$13,275.00	$17,877.00	($4,602.00)
Michael S. Falk	May 17, 2007	$4.80	$5.00	15,561	$74,692.80	$77,805.00	($3,112.20)
	July 25, 2007	$4.50	$6.06	1,350	$6,075.00	$8,181.00	($2,106.00)

TOTAL:				867,870	$4,133,415.00	$4,453,692.20	($320,277.20)

EXHIBIT C (REVISED)

Gross proceeds paid or payable to the issuer in the convertible note transaction	$9,000,000.00

All payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two in Exhibit A:	$1,272,000.00

Resulting net proceeds to the issuer:	$7,728,000.00

Combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to Comment Four in Exhibit B:	($320,277.20)

Percentage of the total amount of all possible payments as disclosed in response to Comment Two on Exhibit A, divided by the net proceeds to the issuer from the sale of the convertible notes:	16.46%

The interest payments on the convertible notes are due quarterly, therefore, the percentage averaged over the term of the convertible notes is:	4.12% on October 1, 2007

8.23% on January 1, 2008

12.35% on April 1, 2008

16.46% on
May 16, 2008